Exhibit E4
General Chemical Performance Products, LLC
90 East Halsey Road
Parsippany, New Jersey 07054
September 27, 2009
Mr. Vincent J. Opalewski
7 Beresford Place
Rockaway, NJ 07866
Dear Vince:
We are pleased to offer you the position President of General Chemical Performance Products, LLC (“GC’ or the “Company”) in recognition of the significant contributions you have made to the business over your tenure to date. This promotion is reflective of the confidence we have in your continued leadership of the business. The terms of your employment and investment will be detailed in an Employment Agreement, a draft of which is forthcoming, and other documents, the primary provisions of which will be as follows:
Position: President of the Company.
Reports to: Chief Executive Officer of the Company and the Board of Directors (the “Board”) of the Company.
Base Salary: Your salary will be $350,000 per year, paid periodically consistent with the pay policies of the Company. The Board will review and may increase your base salary each year.
Annual Bonus: You will participate in the Company’s annual incentive compensation plan for its executive officers. Your target annual bonus potential will be 80% of your salary (“Target Bonus”). The actual bonus can be more or less than this amount and will be computed on a sliding scale, based on the achievement of annual EBITDA and free cash flow targets. The bonus will be paid following the delivery of the consolidated financial statements. For the current fiscal year, which ends December 31, 2009, you will be entitled to receive a bonus equal to the full bonus that you would have received pursuant to GenTek’s short term incentive plan based on actual year end financials, with such determinations made by the Board consistent with past practice.

Mr. Vincent J. Opalewski
September 27, 2009
Page Two
Equity Purchase: It is very important that the key Company executives make a direct investment in the Company. The benefits of ownership and the attendant credibility it affords, we believe, are vital to your success as President. You will make an investment in the Company equal to 50% of the pre tax proceeds (if such investment may be made on a pre-tax basis, or otherwise, after giving effect to any taxes payable in respect thereto) of your stock and option awards of GenTek (other than your vested restricted stock) that are cashed out in connection with closing. Our understanding is that this would lead to an investment by you (assuming the investment could be made on a pre-tax basis) of approximately 50% of $1.2 million.
Termination: Your Employment Agreement will provide that in the event your employment with the Company is terminated by the Company for any reason other than for Cause, then, subject to your execution of a release of claims against the Company, compliance with confidentiality, non-competition and non-solicitation provisions, the Company will pay you a lump sum payment equal to one year’s base salary and continue to provide you with medical coverage and dental coverage at the same rates for one year; provided that, if your employment with the Company is terminated by the Company for any reason other than for Cause following a change of control of the Company, then, subject to your execution of a release of claims against the Company, compliance with confidentiality, non-competition and non-solicitation provisions, the Company will pay you an additional lump sum payment equal to one year’s base salary plus additional payment of your short term incentive Target Bonus and continue to provide you with medical coverage and dental coverage at the same rates for an additional year. Cause will be defined in the Employment Agreement but will include acts of dishonesty, conviction of a felony, deliberate and premeditated acts against the Company, or repeated failure to follow instructions of the Chief Executive Officer or Board that are consistent with your position.
Benefits: You will participate in the benefit programs afforded the other senior executives of GC. In 2010, per the Company’s policy and your twenty years of service, you will be entitled to five weeks of vacation per year.

Mr. Vincent J. Opalewski
September 27, 2009
Page Three
Vince, this proposal reflects our enthusiasm for the prospect of having you as GC’sPresident. We have confidence in the Company’s future, and we feel your continued leadership will contribute meaningfully to the success of the business.
Sincerely,

William E. Redmond
As reflected above, the specific terms of your employment will be set forth in a written Employment Agreement to be provided to you in the near future. Your acknowledgment of the general terms outlined in this Offer Letter shall not bind you or alter any rights or interests you currently have until such time as the terms of the Employment Agreement are agreed to and it is executed.
Agreed and accepted on                     , 2009
By:

Vincent J. Opalewski